Filed by KludeIn I Acquisition Corp. and Near Intelligence Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: KludeIn I Acquisition Corp.

Commission File No.: 001-39843

Near Launches Pinnacle, Providing Instant Human Movement Insights

Built on top of Near's Data Intelligence Platform of 1.6 billion unique user IDs, Near Pinnacle offers depth and breadth of data analysis in an intuitive UI

PASADENA, CA—SEPTEMBER 28, 2022— Near, a global, full-stack data intelligence software-as-a-service (“SaaS”) platform that stitches and enriches data on people and places (“Near”, or the “Company”) today announced the official launch of Near Pinnacle, an extension of the platform that provides instant human movement insights in an intuitive visual user interface ("UI"). Near Pinnacle’s formal launch follows an in-depth Early Adopter Program (EAP) with 15 Near customers. Near Pinnacle’s instant data visualizations are available in the U.S., Canada, Australia, and New Zealand.

Watch the webinar: Harness the Power of Shared Insights

The completion of the EAP and launch of Near Pinnacle is Near’s most powerful application of sources of intelligence on people, places, and products. The product makes Near’s powerful global data sets and place-based data insights easy to access, understand, download, and share to drive business decisions.

Read the blog: How Near Pinnacle Makes it Easier Than Ever to Discover and Share Insights

“Near’s data insights allow me to conduct site evaluations using near real-time, robust, and great quality data,” said John McClelland, Vice President of Research at Coldwell Banker. “The intuitive charts, maps, and searchable historic data establish me as a market leader and adopter of cutting-edge technology. In today’s landscape, one cannot ask a client to solely trust a hunch, but with Near’s data, I am able to validate my decades of experience, build a winning case and develop deeper partnerships with my clients.”

Multiple Ways to Access the Data to Optimize Insights and Usability

The full launch of Near Pinnacle brings an intuitive user interface with multiple ways of working with human movement data, available for analysts, business users, and engineers alike. Pinnacle Places' intuitive interface on-platform offers instant charts and maps that can be used to focus on a single location or compare multiple visitation patterns across geographies and time periods in four different countries. Additionally, Pinnacle Data enables powerful off-platform use, facilitating the incorporation of human movement data insights to be brought into any existing workflow, dashboard, or platform.

Near Pinnacle Helps Companies Monitor Change Throughout the Pandemic

All brick-and-mortar businesses have experienced significant change since the onset of the pandemic, as the new normal of consumer behavior has changed and keeps changing. Near Pinnacle features not just real-time data, but also historic location insights. Enterprises will be able to peek backward in time to leverage data to understand how historical trends affected footfall for themselves and competitors, to make more informed decisions for the future.

Sharable Visuals and Data Broadens Access Beyond Data Experts

In fast-paced corporate environments, data and insights are only as helpful as they are accessible and shareable to decision-makers. A key upgrade from the on-platform product roadmap and EAP phase is the addition of easily downloadable charts, maps, and cleaned data sets to make Near’s insights easily actionable across the entire organization. By making insights easier to share with stakeholders, even those lacking a technical background, Near Pinnacle makes the process of data-driven decision-making accessible to all. Users will now be able to engage with and share insights within their organization without using highly technical software, leveling the playing field between data specialists and non-specialists.

Near Pinnacle’s powerful search functionality allows users to access the preloaded information of over 1.2 million store locations in the U.S., Canada, Australia, and New Zealand, across retail, restaurants, auto, banks, and more. Whether a user wants to look at a single location, benchmark against competitors, or look at several locations in the market, Near Pinnacle supports critical searching needs. During the EAP phase and product roadmapping, the Near team identified additional features that further strengthen the product, adding support for additional keyword searches and insights to support a growing range of search terms and needs. Near will keep adding keywords over time to support user search and usage.

“The team is thrilled with the success of our EAP. After collecting a lot of customer feedback, and incorporating it into the product, our team is eager to see how all of our global customers will grow, backed by access to our newest and most powerful tool yet,” said Michelle Zhou, Head of Product Management at Near. “With this exciting launch, our team is enthused to support new and existing customers in learning how to use Pinnacle and taking advantage of all of its features.”

Learn more here: https://near.com/pinnacle/

About Near

Near, a global, full-stack data intelligence software-as-a-service (“SaaS”) platform curates one of the world’s largest sources of intelligence on people, places, and products. Near's platform patented technology gathers data on approximately 1.6 billion unique user IDs and 70 million points of interest in more than 44 countries. Near’s data and insights empower marketing and operations teams to understand consumers’ online and offline behaviors, affinities, and attributes in order to engage them and grow their businesses. With presence in Pasadena, Campbell, Paris, Bangalore, Singapore, Sydney, and Tokyo, Near serves scaled enterprises in retail, real estate, restaurant/QSR, travel/tourism, telecom, and financial services. For more information, please visit https://near.com

Media Contact:

Kat Harwood

kat@near.com

The following are social media posts first made available on September 28, 2022.

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Additional Information and Where to Find It

As previously disclosed, on May 18, 2022, KludeIn I Acquisition Corp., a Delaware corporation (“KludeIn”), entered into an Agreement and Plan of Merger (as may be amended or supplemented from time to time, the “Merger Agreement”) with Near Intelligence Holdings Inc., a Delaware corporation (“Near”), Paas Merger Sub 1 Inc., a Delaware corporation and wholly owned subsidiary of KludeIn (“Merger Sub 1”), and Paas Merger Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of KludeIn (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”) (the “Business Combination”).

In connection with the Merger Agreement and the proposed Business Combination, KludeIn filed with the U.S. Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 on July 1, 2022 (as may be amended, the “Registration Statement”), which will include a prospectus with respect to KludeIn’s securities to be issued in connection with the Business Combination, and a proxy statement of KludeIn (the “Proxy Statement”), to be used at the meeting of KludeIn’s stockholders to approve the proposed mergers and related matters. INVESTORS AND SECURITY HOLDERS OF KLUDEIN ARE URGED TO READ THE REGISTRATION STATEMENT, AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEAR, KLUDEIN AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Business Combination will be mailed to stockholders of KludeIn as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. KludeIn’s and Near’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “believe,” “budget,” “continues,” “could,” “expect,” “estimate,” “forecast,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “possible,” “potential,” “project,” “will,” “should,” “predicts,” “scales,” “representative of,” “valuation,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, KludeIn’s and Near’s expectations with respect to future performance of Near, anticipated financial impacts of the Business Combination (including future revenue, pro forma enterprise value and cash balance), the anticipated addressable market for Near and the satisfaction of the closing conditions to the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of KludeIn and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability of KludeIn to obtain transaction financing between the date of the Merger Agreement and the Closing, or a default by one or more of investors on its commitment in connection with any financing, and KludeIn’s failure to find replacement financing; (3) the inability to consummate the Business Combination in a timely manner or at all, including due to failure to obtain approval of the stockholders of KludeIn or other conditions to the Closing in the Merger Agreement, which may adversely affect the price of KludeIn’s securities; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Business Combination; (5) the risk that the Business Combination may not be completed by KludeIn’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KludeIn; (6) the ability to maintain the listing of KludeIn’s securities on a national securities exchange; (7) the inability to obtain or maintain the listing of KludeIn’s securities on Nasdaq following the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Near to grow and manage growth economically and hire and retain key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations, and Near’s ability to comply with such laws and regulations; (12) the effect of the COVID-19 pandemic on KludeIn or Near and their ability to consummate the Business Combination; (13) the outcome of any legal proceedings that may be instituted against Near or against KludeIn related to the Merger Agreement or the Business Combination; (14) the enforceability of Near’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others; (15) the risk of downturns in the highly competitive industry in which Near operates; (16) the possibility that KludeIn or Near may be adversely affected by other economic, business, and/or competitive factors; and (17) other risks and uncertainties to be identified in the Registration Statement (when available) relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by KludeIn. KludeIn and Near caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Readers are referred to the most recent reports filed with the SEC by KludeIn. None of KludeIn or Near undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Participants in the Solicitation

KludeIn, KludeIn Prime LLC and Near and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Business Combination. KludeIn stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of KludeIn, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or a valid exemption from registration thereunder.

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